UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

VITAL LIVING, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92846Y100

(CUSIP Number)

DONALD NICHOLSON	KATHRYN A. CAMPBELL, ESQ.
SKYEPHARMA PLC	SULLIVAN & CROMWELL LLP
105 PICCADILLY	1 NEW FETTER LANE
LONDON W1J 7NJ, ENGLAND	LONDON EC4A 1AN, ENGLAND
+44 20 7491 1777	+44 20 7959 8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SKYEPHARMA PLC 330387911

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ENGLAND AND WALES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,493,599

	9.	Sole Dispositive Power 33,493,599

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,493,599

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 26%

14.	Type of Reporting Person (See Instructions) CO

SkyePharma PLC, a company incorporated under the laws of England and Wales (“SkyePharma”), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Vital Living, Inc., a Nevada corporation (the “Issuer”). Except as amended and supplemented hereby, SkyePharma’s Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

ITEM 2.	IDENTITY AND BACKGROUND
Annex A is hereby amended and restated as set forth in Annex A hereto. Except as amended hereby, Item 2 remains in full force and effect.
Item 3	Source and Amount of Funds or Other Consideration

The consideration for the purchase of the 12,500,000 shares of Common Stock of the Issuer pursuant to an agreement between the Issuer, SkyePharma and VTLV LLC, dated June 13, 2006 (the “Agreement”) was the termination by SkyePharma of an outstanding debt owed by the Issuer to SkyePharma. The aggregate amount of the debt, which arose pursuant to the Development and License Agreement, dated as of August 20, 2003, by and among E-Nutriceuticals, Inc., the Issuer, Jagotec AG, and SkyePharma, as amended by Amendment No. 2 to the Development and License Agreement, dated as of November 19, 2003, was U.S.$750,000.

ITEM 4	PURPOSE OF TRANSACTION

Item 4 is hereby amended to read as follows:

The purpose of the transaction was to settle certain outstanding debts owed by the Issuer to SkyePharma and, in doing so, to make an investment by SkyePharma in the Common Stock of the Issuer. SkyePharma also sold its interests in the Issuer's 12% Senior Secured Convertible Notes due 2008 (the “Convertible Notes”) and Series D Preferred Stock (the “Preferred Stock”) to VTLV LLC for U.S.$416,666. SkyePharma is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide to purchase any additional shares or to dispose of any or all of the shares of Common Stock or Warrants currently owned by it. SkyePharma currently intends to exercise its rights as shareholder in the Issuer, and in connection therewith, may, from time to time, (i) have discussions with management and/or other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business, (ii) make one or more proposals to the Issuer or other shareholders of the Issuer relating to joint ventures, mergers, business combinations or extraordinary transactions, and (iii) solicit proxies.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read as follows:

Pursuant to the Agreement between the Issuer, SkyePharma and VTLV LLC, dated June 13, 2006, SkyePharma received 12,500,000 shares of Common Stock from the Issuer in exchange for the termination of certain outstanding debts owed by the Issuer to SkyePharma. Also under the Agreement, VTLV LLC purchased all of the Convertible Notes and shares of Preferred Stock held by SkyePharma for $416,666. The shares of Common Stock were not acquired on a price-per-share basis.

The Issuer and a majority of the holders of the Convertible Notes and the Issuer's warrants expiring December 16, 2008 (the "Warrants"), agreed to reset effective October 15, 2004 the conversion price of the Convertible Notes and the exercise price of the Warrants to $0.25, and the number of securities issuable upon exercise of each Warrant has been adjusted upward in accordance with the terms of Section 5 of the Warrants (the "Reset Agreement"). SkyePharma consented to this adjustment on November 16, 2004.

SkyePharma beneficially owns 29,493,599 shares of Common Stock (including 307,493 shares of Common Stock to which SkyePharma is entitled as liquidated damages under a previous registration rights agreement with Vital Living) and Warrants expiring December 16, 2008 exercisable for 4,000,000 shares of Common Stock at an exercise price of $0.25, or 26% of the 128,790,217 shares that would be outstanding if SkyePharma exercised its Warrants (based upon 124,790,217 shares of Common Stock outstanding as of June 5, 2006). As of and following the date of the Agreement, SkyePharma no longer beneficially owns the 1,000,000 shares of Preferred Stock of the Issuer or the $1,000,000 aggregate principal amount of Convertible Notes, each of which were convertible into shares of Common Stock.

Pursuant to the Stockholders' Agreement, dated as of August 20, 2003 (the "Stockholders' Agreement"), as amended on January 13, 2004 between the Issuer and Stuart Benson ("Mr. Benson"), Donald Hannah ("Mr. Hannah", and with Mr. Benson, the "Founders Group"), Fifth Avenue Capital, Inc. ("Fifth Avenue Capital") and Stephen Morris ("Mr. Morris", and with Fifth Avenue Capital, the "Morris Group"), and SkyePharma (collectively, the "Stockholders"), each Stockholder agreed to vote its Common Stock and other voting securities and take other action necessary to elect directors as provided therein. Mr. Benson is the beneficial owner of 10,980,000 shares of Common Stock representing approximately 8.8% of the outstanding Common Stock. Mr. Hannah is the beneficial owner of 2,110,788 shares of Common Stock representing approximately 1.7% of the outstanding Common Stock. Fifth Avenue Capital is the beneficial owner of 8,314,394 shares of Common Stock representing approximately 6.7% of the outstanding Common Stock. Mr. Morris is a principal of Fifth Avenue Capital. Mr. Morris is individually the beneficial owner of 8,314,394 shares of Common Stock representing approximately 6.7% of the outstanding Common Stock. SkyePharma has sole power to dispose of the Common Stock beneficially owned by it and, by virtue of the Stockholders’ Agreement, may be deemed to have shared power to vote the Common Stock owned by it. SkyePharma disclaims beneficial ownership of the shares of Common Stock owned by Mr. Benson, Mr. Hannah, Mr. Morris and Fifth Avenue Capital, each of whom has shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock beneficially owned by such person.

Mr. Benson, a citizen of the United States of America, is the President and Chief Executive Officer of Vital Living. Mr. Hannah, a citizen of the United States of America, is a Chairman of the Board of Directors of Vital Living. The business address for Mr. Benson and Mr. Hannah is 5080 North 40th Street, Suite 105, Phoenix, Arizona 85018. Mr. Morris, a citizen of the United Kingdom, is the president of Fifth Avenue Capital. His principal address is 8 the Meadows, Camps Bay, Cape Town, South Africa. Fifth Avenue Capital, a British Virgin Islands corporation, is a company that invests in international business opportunities, with its principal offices located at Suite 1601-1603, Kinwick Centre, 32 Hollywood Road, Central Hong Kong.

To the knowledge of SkyePharma, none of such persons during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

No person other than SkyePharma has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Common Stock or Warrants.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented to include the following:

Pursuant to the Agreement between the Issuer, SkyePharma and VTLV LLC, dated June 13, 2006, SkyePharma received 12,500,000 shares of Common Stock from the Issuer in exchange for the termination of certain outstanding debts owed by the Issuer to SkyePharma. Also under the Agreement, VTLV LLC purchased all of the Convertible Notes and shares of Preferred Stock held by SkyePharma for U.S.$416,666. In connection with acquisition of the shares of Common Stock, the Issuer and SkyePharma entered into a Registration Rights Agreement, dated as of June 13, 2006 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, in the event that the Issuer proposes to register shares of Common Stock under the Securities Act of 1933, SkyePharma may, subject to certain exceptions, include its shares of Common Stock in the Issuer’s registered offering.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.
	Exhibit 1.	Registration Rights Agreement between Vital Living, Inc. and SkyePharma PLC, dated as of June 13, 2006.
	Exhibit 2.	Agreement between Vital Living, Inc. and SkyePharma PLC, dated as of June 13, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SkyePharma PLC June 27, 2006
Date
/s/ Donald Nicholson
Signature
Donald Nicholson Finance Director
Name/Title

ANNEX A

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND ADDRESS(1)	CITIZENSHIP
Dr. Argeris (Jerry) Karabelas	Non-Executive Chairman

Partner at Care Capital LLC, external director of Fox Chase Cancer Center and the International Partnership for Microbicides and chairman of Human Genome Sciences, director of NitroMed Inc., Acura Pharmaceuticals Inc., Inotek Pharmaceuticals Corporation, Anadys Pharmaceuticals Inc., Renovo PLC and a member of the scientific advisory board of Epigenesis Pharmaceuticals LLP and CardioKine Inc.

American
Frank Condella	Chief Executive Officer and Executive Director		American
Donald Nicholson	Finance Director and Executive Director		British
Dr. Kenneth Cunningham	Chief Operating Officer and Executive Director		British
Michael Ashton	Executive Director		Australian
Air Chief Marshal Sir Michael Beavis	Senior Independent Non-Executive Director	Retired	British
Dr. David Ebsworth	Non-Executive Director	Non-executive chairman of Wilex AG, Xention Discovery Ltd. and Curacyte AG, and a non-executive director of Intercell AG, CuraGen Corporation and Renovo PLC.	British
Alan J. Bray	Non-Executive Director	Retired	British
R. Stephen Harris	Non-Executive Director	Non-executive chairman of Proteome Sciences plc, Sinclair Pharma plc and Conve PLC and non-executive director of Advanced Medical Solutions Group plc, Premier Research PLC and GeneMedix plc.	British
Dr. Keith Mansford	Non-Executive Director	Non-executive director of Sepracor Inc, chairman of Protemix Inc. and professor of Metabolic Biochemistry at the University of Buckingham.	British

(1)             If Principal Employment is not with SkyePharma